CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP

城市發展有限公司

GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959

Our Ref : GCSS-EL/1826/02/LTR

02049240

2 August 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Notice dated 23 July 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

(ii) Notice dated 23 July 2002 (Republic Hotels & Resorts Limited – Notice of Changes in Director's Interests);

(iii) Announcement dated 24 July 2002 with enclosure (Republic Hotels & Resorts Limited – Half Year Financial Statement Announcement);

(iv) Announcement dated 24 July 2002 (S$700,000,000 Medium Term Note Programme – Series No. 016 for S$30,000,000 2.08% per annum Unsecured Fixed Rate Notes Due 2003);

(v) Announcement dated 25 July 2002 (Half Year Financial Statement Announcement - Republic Hotels & Resorts Limited);

(vi) Announcement dated 25 July 2002 with enclosure (Millennium & Copthorne Hotels plc – Voluntary Unconditional Cash Offer for the outstanding issued share capital of Republic Hotels & Resorts Limited ("RHRL") and results of RHRL for the 6 months to 30 June 2002);

(vii) Notice dated 26 July 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

(viii) Letter dated 27 July 2002 with enclosure (Compulsory Acquisition for the issued and fully-paid capital of Republic Hotels & Resorts Limited);

/2...

SEC MAIL RECEIVED PROCESSING
AUG 0 5 2002
WASH DC

(ix) Notice dated 30 July 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877 Fax: (65) 6225 4959 / Writers' DDI : 68778278

MASNET No. 77 OF 30.07.2002
Announcement No. 77

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 26 and 29 July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(26July)   RHR SShdr(29July)

Submitted by Boey Mui Tiang, Company Secretary on 30/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 30 July 2002

Date of change of interest (including deemed interest) : 26 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,002,850 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,002,850	0.200	485,941,918	96.982	486,944,768	97.182	-	0.000	-	0.000	485,941,918	96.982	486,944,768	97.182
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,002,850	0.200	485,941,918	96.982	486,944,768	97.182	485,941,918	96.982	486,944,768	97.182	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,002,850	0.200	485,941,918	96.982	486,944,768	97.182	485,941,918	96.982	486,944,768	97.182	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,002,850	0.200	485,941,918	96.982	486,944,768	97.182	485,941,918	96.982	486,944,768	97.182	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,002,850	0.200	485,941,918	96.982	486,944,768	97.182	485,941,918	96.982	486,944,768	97.182	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,002,850	0.200	485,941,918	96.982	486,944,768	97.182	485,941,918	96.982	486,944,768	97.182	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,002,850 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 30 July 2002

Date of change of interest (including deemed interest) : 29 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,995,000 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,995,000	0.398	486,944,768	97.182	488,939,768	97.580	-	0.000	-	0.000	486,944,768	97.182	488,939,768	97.580
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,995,000	0.398	486,944,768	97.182	488,939,768	97.580	486,944,768	97.182	488,939,768	97.580	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,995,000	0.398	486,944,768	97.182	488,939,768	97.580	486,944,768	97.182	488,939,768	97.580	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,995,000	0.398	486,944,768	97.182	488,939,768	97.580	486,944,768	97.182	488,939,768	97.580	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,995,000	0.398	486,944,768	97.182	488,939,768	97.580	486,944,768	97.182	488,939,768	97.580	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,995,000	0.398	486,944,768	97.182	488,939,768	97.580	486,944,768	97.182	488,939,768	97.580	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,995,000 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

MASNET No. 8 OF 27.07.2002
Announcement No. 8

CITY DEVELOPMENTS LIMITED

Compulsory Acquisition for the issued and fully-paid capital of Republic Hotels & Resorts Limited

27 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Compulsory Acquisition by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Holdings Limited (the "Offeror") for the issued and fully-paid capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcements issued by:

(a) HSBC for and on behalf of the Offeror on 26 July 2002 informing, inter alia, that the Offeror (i) had on 26 July 2002 given a further notice ("Second Form 57") in the prescribed form pursuant to Section 215 of the Companies Act, Chapter 50 of Singapore, to shareholders of RHR who have not validly accepted the voluntary unconditional cash offer (the "Offer") as at 5.00 p.m. on 24 July 2002 other than those whose names appeared in the records of The Central Depository (Pte) Limited and M & C Services Private Limited as at 10 July 2002 and who have been given the First Form 57; (ii) will proceed to acquire the shares of the shareholders of RHR who have not validly accepted the Offer as at 3.30 p.m. on 2 August 2002 (the "Final Closing Date") (the "Dissenting Shareholders") for a cash consideration of S$1.30 for each Share; and (iii) intends to exercise its right of compulsory acquisition to acquire all the shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 is given; and that subject to the completion of the compulsory acquisition, RHR will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Securities Exchange Trading Limited; and

(b) RHR on 27 July 2002 informing its shareholders of the announcement released by HSBC on 26 July 2002 and setting out the salient points of the said HSBC announcement.

The aforesaid announcements are available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 27/07/2002 to the SGX

ANNOUNCEMENT

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to compulsorily acquire all the remaining issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

COMPULSORY ACQUISITION OF SHARES BY THE OFFEROR

All capitalised terms used and not defined in this announcement ("Announcement") shall have the meaning given to them in the offer document dated 17 June 2002 issued in connection with the voluntary unconditional cash offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") to acquire all the issued and fully-paid ordinary shares of S$1.00 each (the "Shares") in the capital of Republic Hotels & Resorts Limited ("RHR") not already owned by the Offeror as at the date of the Offer (the "Offer Shares").

1. INTRODUCTION

On 28 June 2002, HSBC announced, for and on behalf of the Offeror, that the Offeror has, pursuant to the Offer, received valid acceptances as at 5.00 p.m. on 28 June 2002 in respect of an aggregate of 452,451,107 Offer Shares, which represent approximately 90.30 per cent. of the issued and fully-paid capital of RHR. As at 5.00 p.m. on 26 July 2002, the Offeror has received valid acceptances in respect of 486,944,768 Offer Shares, representing approximately 97.18 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement. The final closing date of the Offer is **3.30 p.m. on 2 August 2002** (the "Final Closing Date").

On 16 July 2002, RHR announced that a circular to Shareholders dated 15 July 2002 containing the advice of ANZ Singapore Limited and KBC Bank (Singapore) Limited, the financial advisers to the director of RHR considered to be independent for the purpose of the Offer (the "Independent Director"), and the recommendation of the Independent Director in connection with the Offer has been despatched to Shareholders.

The Shares have been suspended from trading on the Singapore Exchange Securities Trading Limited since 22 July 2002.

2. COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE ACT

On 12 July 2002, the Offeror has given notice ("First Form 57") in the prescribed form pursuant to Section 215 of the Companies Act, Chapter 50 of Singapore (the "Act"), together with a cover letter, to the Shareholders who have not validly accepted the Offer as at 5.00 p.m. on 10 July 2002.

HSBC hereby announces, for and on behalf of the Offeror, that the Offeror has today given a further notice ("Second Form 57") in the prescribed form pursuant to Section 215(1) of the Act, together with a cover letter, to the Shareholders who have not validly accepted the Offer as at 5.00 p.m. on 24 July 2002 other than those whose names appeared on the records of The Central Depository (Pte) Limited ("CDP") and M & C Services Private Limited as at 10 July 2002 and who have been given the First Form 57 (the "Second Tranche Shareholders").

The Offeror will proceed to acquire the Shares of the Shareholders who have not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date ("Dissenting Shareholders") for a cash consideration of S$1.30 for each Share.

The Offeror intends to exercise its right of compulsory acquisition to acquire all the Shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 is given, subject to the provisions of Section 215(4) of the Act (the "Transfer Date").

In connection with the exercise of its right of compulsory acquisition, on the Transfer Date, the Offeror shall, inter alia, pay to RHR a sum representing the consideration payable for the Shares that it is entitled to acquire from the Dissenting Shareholders (being the price of S$1.30 for each such Share) ("Acquired Shares").

In accordance with Section 215 of the Act, the consideration shall be credited by RHR into a separate bank account and held by RHR on trust for the Dissenting Shareholders. Upon (inter alia) payment of the consideration to RHR as aforesaid, the Offeror shall be registered as the holder of the Acquired Shares.

The Offeror will be instructing RHR to despatch, as soon as practicable after the Transfer Date, and in any event within three (3) market days of the Transfer Date, remittances in the form of Singapore dollar cheques for the appropriate amounts of the consideration payable in respect of the Acquired Shares to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of CDP and/or M & C Services Private Limited, as the case may be.

Subject to the completion of the compulsory acquisition, RHR will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

3. RIGHT OF SHAREHOLDERS UNDER SECTION 215(3) OF THE ACT

Under Section 215(3) of the Act, Dissenting Shareholders have a right to require the Offeror to acquire their Shares. A further Notice to Non-Assenting Shareholder in the prescribed form ("Form 58") has today been despatched to the Second Tranche Shareholders. Subject to and in accordance with Section 215 of the Act, Second Tranche Shareholders may, within 3 months from the giving of the Form 58 to the Second Tranche Shareholders require the Offeror, by notification to the Offeror, to acquire their Shares, whereupon the Offeror shall be entitled and bound to acquire such Second Tranche Shareholders' Shares on the terms of the Offer or otherwise in accordance with Section 215(3) of the Act, if their Shares had not already been acquired by the Offeror under Section 215(1) of the Act.

4. OFFER REMAINS OPEN FOR ACCEPTANCE

The Offer remains open for acceptance. As stated in the announcement of 28 June 2002, in respect of valid acceptances of the Offer that are complete in all respects and are received before 3.30 p.m. on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be, or have been as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their Forms of Acceptance and Authorisation ("FAA") or Forms of Acceptance and Transfer ("FAT") (as the case may be) and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on the Final Closing Date. All FAAs, FATs and other relevant documents received after 3.30 p.m. on the Final Closing Date will not be accepted and will be returned by ordinary post to the relevant Shareholders at their own risk in accordance with the terms of the Offer.

Shareholders who have not received or have misplaced the relevant acceptance forms should contact CDP or M & C Services Private Limited, as the case may be, immediately at the following addresses and telephone numbers:

The Central Depository (Pte) Limited
20 Cecil Street #07-02/05
Singapore Exchange
Singapore 049705
Tel: 6535 7511

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: 6227 6660

Shareholders who are in any doubt about the Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

5. RESPONSIBILITY STATEMENT

The directors of the Offeror and Millennium & Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

26 July 2002

REPUBLIC HOTELS & RESORTS LIMITED

COMPULSORY ACQUISITION BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") FOR THE ISSUED AND FULLY-PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

INTRODUCTION

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by HSBC for and on behalf of the Offeror, a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "**Shares**") not already owned by the Offeror as at the date of the Offer and the announcement made by HSBC on 26 July 2002 for and on behalf of the Offeror (the "**HSBC Announcement**").

It is stated in the HSBC Announcement that as at 5.00 p.m. on 26 July 2002 the Offeror has received valid acceptances in respect of approximately 97.18 per cent. of the issued and fully-paid capital of the Company. Shareholders of the Company ("**Shareholders**") should note that the Shares have been suspended from trading on the Singapore Exchange Securities Trading Limited since 22 July 2002.

COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE ACT

It is stated in the HSBC Announcement that the Offeror had on 12 July 2002 given notice in the prescribed form ("**First Form 57**") pursuant to Section 215 of the Companies Act, Chapter 50 of Singapore (the "**Act**"), together with a cover letter, to Shareholders who have not validly accepted the Offer as at 5.00 p.m. on 10 July 2002.

It is further stated in the HSBC Announcement that the Offeror had on 26 July 2002, given a further notice in the prescribed form ("**Second Form 57**") pursuant to Section 215(1) of the Act, together with a cover letter, to Shareholders who have not validly accepted the Offer as at 5.00 p.m. on 24 July 2002, other than Shareholders whose names appeared on the records of The Central Depository (Pte) Limited ("**CDP**") and M & C Service Private Limited as at 10 July 2002 and who have been given the First Form 57 (the "**Second Tranche Shareholders**"), and that the Offeror will proceed to acquire the Shares of Shareholders who have not validly accepted the Offer ("**Dissenting Shareholders**") as at 3.30 p.m. on 2 August 2002 (the "**Final Closing Date**") for a cash consideration of S$1.30 for each Share.

It was announced that the Offeror intends to exercise its right of compulsory acquisition to acquire all the Shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 is given, subject to the provisions of Section 215(4) of the Act (the "**Transfer Date**"), and that in connection with the exercise of its right of compulsory acquisition, on the Transfer Date, the Offeror shall, *inter alia*, pay to the Company a sum representing the consideration payable for the Shares that it is entitled to acquire from the Dissenting Shareholders (being the price of S$1.30 for each such Share) ("**Acquired Shares**"). In accordance with Section 215 of the Act, the consideration shall be credited by the Company into a separate bank account and held by the Company on trust for the Dissenting Shareholders. Upon (*inter alia*) payment of the consideration to the Company as aforesaid, the Offeror shall be registered as the holder of the Acquired Shares.

It was further announced that the Offeror will be instructing the Company to despatch, as soon as practicable after the Transfer Date, and in any event within three (3) market days of the Transfer Date, remittances in the form of Singapore dollar cheques for the appropriate amounts of the consideration payable in respect of the Acquired Shares to such Dissenting Shareholders by ordinary post at their own

risk to the addresses appearing in the records of CDP and/or M & C Services Private Limited, as the case may be.

Subject to the completion of the compulsory acquisition, the Company will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

RIGHT OF SHAREHOLDERS UNDER SECTION 215(3) OF THE ACT

The HSBC Announcement further states that Dissenting Shareholders have a right under Section 215(3) of the Act to require the Offeror to acquire their Shares, and that a further Notice to Non-Assenting Shareholder in the prescribed form ("**Form 58**") has on 26 July 2002 been despatched to the Second Tranche Shareholders. Subject to and in accordance with Section 215 of the Act, Second Tranche Shareholders may, within 3 months from the giving of the Form 58 to the Second Tranche Shareholders require the Offeror, by notification to the Offeror, to acquire their Shares, whereupon the Offeror shall be entitled and bound to acquire such Second Tranche Shareholders' Shares on the terms of the Offer or otherwise in accordance with Section 215(3) of the Act, if their Shares had not already been acquired by the Offeror under Section 215(1) of the Act.

OFFER REMAINS OPEN FOR ACCEPTANCE

It is further stated in the HSBC Announcement that **the Offer remains open for acceptance**, and that in respect of valid acceptances of the Offer that are complete in all respects and are received **before 3.30 p.m. on the Final Closing Date**, remittances in the form of Singapore dollar cheques for the appropriate amounts will be, or have been as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

A copy of the HSBC Announcement is available on website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 27/07/2002 to the SGX

MASNET No. 47 OF 26.07.2002
Announcement No. 63

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 23rd, 24th and 25th July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(23July) RHR SShdr(24July) RHR SShdr(25July)

Submitted by Boey Mui Tiang, Company Secretary on 26/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 26 July 2002[2]

Date of change of interest (including deemed interest) : 23 July 2002

Circumstance giving rise to the change : *Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 338,900 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.*

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	338,900	0.068	483,846,418	96.564	484,185,318	96.631	-	0.000	-	0.000	483,846,418	96.564	484,185,318	96.631
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of *Section 7 of the* Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances *of the Offer are received by* M&C HHL	338,900	0.068	483,846,418	96.564	484,185,318	96.631	483,846,418	96.564	484,185,318	96.631	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	338,900	0.068	483,846,418	96.564	484,185,318	96.631	483,846,418	96.564	484,185,318	96.631	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of *Section 7 of the* Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	338,900	0.068	483,846,418	96.564	484,185,318	96.631	483,846,418	96.564	484,185,318	96.631	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	*By virtue of Section 7* of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	338,900	0.068	483,846,418	96.564	484,185,318	96.631	483,846,418	96.564	484,185,318	96.631	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of *Section 7 of the* Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	338,900	0.068	483,846,418	96.564	484,185,318	96.631	483,846,418	96.564	484,185,318	96.631	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 338,900 ordinary shares in the capital of the Company upon settlement *and transfer of such shares* pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 26 July 2002

Date of change of interest (including deemed interest) : 24 July 2002

Circumstance giving rise to the change : **Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 255,000 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares")**, pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
										Deemed				**Direct**			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's **Interests**	M&C HHL	M&C HHL[(1)]	*Receipt of Acceptance Shares*	255,000	0.051	484,185,318	96.631	484,440,318	96.682	-	0.000	-	0.000	484,185,318	96.631	484,440,318	96.682
Changes in *Substantial* Shareholder's Deemed Interests	Millennium & *Copthorne Hotels* plc ("M&C")	M&C HHL[(1)]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	255,000	0.051	484,185,318	96.631	484,440,318	96.682	484,185,318	96.631	484,440,318	96.682	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[(1)]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	255,000	0.051	484,185,318	96.631	484,440,318	96.682	484,185,318	96.631	484,440,318	96.682	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[(1)]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	255,000	0.051	484,185,318	96.631	484,440,318	96.682	484,185,318	96.631	484,440,318	96.682	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[(1)]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	255,000	0.051	484,185,318	96.631	484,440,318	96.682	484,185,318	96.631	484,440,318	96.682	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[(1)]	By virtue of Section 7 of the Companies Act, Chapter 50, *KH has deemed interest in the* Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	255,000	0.051	484,185,318	96.631	484,440,318	96.682	484,185,318	96.631	484,440,318	96.682	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[(1)] M&C HHL will be the registered holder of the 255,000 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 26 July 2002

Date of change of interest *(including deemed interest)* : 25 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,501,600 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and *stamp duties*) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of *Substantial* Shareholder	Name of *registered* holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the *transaction*	% of issued *share* capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	*% of issued* share capital
Changes in Substantial Shareholder's **Interests**	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,501,600	0.300	484,440,318	96.682	485,941,918	96.982	-	0.000	-	0.000	484,440,318	96.682	485,941,918	96.982
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,501,600	0.300	484,440,318	96.682	485,941,918	96.982	484,440,318	96.682	485,941,918	96.982	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,501,600	0.300	484,440,318	96.682	485,941,918	96.982	484,440,318	96.682	485,941,918	96.982	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,501,600	0.300	484,440,318	96.682	485,941,918	96.982	484,440,318	96.682	485,941,918	96.982	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed **Interests**	Hong Leong *Investment* Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,501,600	0.300	484,440,318	96.682	485,941,918	96.982	484,440,318	96.682	485,941,918	96.982	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,501,600	0.300	484,440,318	96.682	485,941,918	96.982	484,440,318	96.682	485,941,918	96.982	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,501,600 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the *Offer*.

Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc (" M&C") on the Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR") and results of RHR for the 6 months to 30 June 2002

25 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on the Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR") and results of RHR for the 6 months to 30 June 2002

We attach herewith a copy of the Announcement issued by M&C on 25 July 2002, for your information.

M&C (25 Jul).

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 25/07/2002 to the SGX

25 July 2002

MILLENNIUM & COPTHORNE HOTELS plc

Voluntary Unconditional Cash Offer for outstanding issued share capital of Republic Hotels & Resorts Limited ("RHR") and results of RHR for the 6 months to 30 June 2002

Millennium & Copthorne Hotels plc ("the M&C Group") announced on 31 May 2002 its intention to make a voluntary unconditional cash offer (the "Offer"), through a wholly owned subsidiary, to acquire all the issued and fully paid ordinary shares in its subsidiary, Republic Hotels and Resorts Limited ("RHR").

The Offer was issued on 17 June 2002. On 28 June 2002 the M&C Group announced that acceptances had been received which represented approximately 90.3 percent of the issued share capital of RHR, and that to the intention was to compulsorily acquire the remaining shares. The Offer will remain open for acceptance until 3.30 p.m. (Singapore time) on 2 August 2002.

In accordance with the requirements of the Singapore Code on Takeovers and Mergers RHR has today published its unaudited results for the 6 months to 30 June 2002 on the Singapore Stock Exchange.

Extracts of the relevant consolidated RHR group information contained in the announcement, reported in accordance with Singapore GAAP, are set out in the appendix to this release. The directors of the M&C Group consider that these results are in line with expectations.

The M&C Group will publish its full unaudited results for the 6 month period ended 30 June 2002 on 8 August 2002.

Enquiries to:

David Thomas — 020 7872 2444
Finance Director, Millennium & Copthorne Hotels plc

Kate Miller — 020 7404 5959
Brunswick Group Limited

Notes to RHR results:

1. The provision for an impairment loss of S$4.0million (£1.5m) on RHR's hotel property in Jakarta, Indonesia, referred to in the release, will not result in a charge to the M&C Group's profit and loss account. This is because, on acquisition in June 1999, the hotel was valued by the Directors of the M&C Group (and recorded in the M&C Group's balance sheet) at a lower amount than in the books of RHR to reflect the prevailing political and economic uncertainty in Indonesia.

2. The current sterling to Singapore dollar exchange rate is approximately £1:S$2.75.

Notes to Editors:

MILLENNIUM & COPTHORNE HOTELS

MILLENNIUM & COPTHORNE HOTELS ("the M&C Group") is an international hotel group operating in 17 countries with a portfolio of 91 hotels.

The M&C Group was listed on the London Stock Exchange in 1996. Based upon the issued and paid-up share capital as at 31 December 2001, the market capitalisation of the M&C Group was approximately £704 million as at the close of trading on 24 July, 2002. For further information see the company website www.millenniumhotels.com.

REPUBLIC HOTELS & RESORTS LIMITED

REPUBLIC HOTELS & RESORTS LIMITED ("RHR") owns and operates the Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang and Millennium Hotel Sirih Jakarta. RHR also owns the Seoul Hilton and has an interest in The Heritage Hotel Manila and the Tanglin Shopping Centre, Singapore.

RHR (formerly King's Hotel Ltd) was listed on the Singapore Stock Exchange on 24th April 1968. At the date of this Announcement, RHR's issued and paid-up share capital comprises 501,063,912 ordinary shares of S$1.00 each.

APPENDIX

REPUBLIC HOTELS & RESORTS LIMITED

Half Year Financial Statement Announcement

Financial statements for the six months ended 30 June 2002. The figures are stated in accordance with Singapore GAAP. These figures have not been audited.

	RHR Group S$'000	
	Six months ended 30 June 2002	Six months ended 30 June 2001
Turnover	122,214	116,920
Cost of sales or classification as followed in the most recent audited annual financial statements	57,043	55,692
Gross profit/loss	65,171	61,228
Investment income	96	60
Other income including interest income	581	776
Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items [note 1]	30,359	32,554
Interest on borrowings	6,035	7,862
Depreciation and amortisation	17,010	15,500
Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, and exceptional items	7,314	9,192

Amount of any adjustment for under or overprovision of tax in respect of prior years

The taxation on the share of profit of the associated company amounted to $290,000 (2001: $493,000) and has been included in the tax charge of the Group.

An overprovision for deferred tax liabilities amounting to $1.2 million was written back during the period, following the reduction in the Singapore statutory tax rate from 24.5% to 22%.

Review of the performance of the company and its principal subsidiaries

Group revenue increased to $122.2 million, up 4.5% from $116.9 million due mainly to higher revenue contribution from Seoul Hilton. Net Group profit attributable to shareholders was $5.7 million, a decrease of 24.8% from $7.5 million. However, the net Group profit before making a provision for a further impairment loss of $4.0 million on the Group's hotel property in Jakarta, Indonesia and providing for expenses of $0.6 million relating to the voluntary unconditional cash offer by a related corporation as detailed in the Company's Circular to shareholders dated 15 July 2002, was $10.3 million, up 37.3% from $7.5 million due to higher revenues, improved operational efficiencies and lower financing charges.

Based on available industry statistics for the first five months of the year, visitor arrivals into Singapore dropped by 1.8% to 3.08 million as compared to the same period last year. Industry occupancy rate fell 3.7% to an average of 74.6% while room rate decreased by 5.1% to $128.9 as compared to the first 5 months of last year. In line with this, the Group's four Singapore hotels achieved combined lower revenues during the period under review as compared to the first six months of last year. However, this was mitigated by higher revenues from the Seoul Hilton resulting in an overall improvement in the Group's revenues as compared to the first six months of last year.

Millennium Hotel Sirih Jakarta reported smaller loss due mainly to lower financing charges, whilst Copthorne Orchid Hotel Penang was affected by the continued weak trading conditions.

The investment property subsidiary, King's Tanglin Shopping Pte Ltd recorded higher pre-tax profit mainly due to the property tax rebate received in the current period under review.

Difficult trading conditions in the Philippines affected the performance of The Heritage Hotel, Manila. The lower profit contribution to the Group was due not only to the lower operating result but also to lower gain in foreign exchange.

The economic outlook for the Asian region remains challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain generally fundamentally sound.

Balance sheet

	RHR Group	
	As at 30.06.2002 S$'000	As at 31.12.2001 S$'000
Non-Current Assets		
Property, Plant and Equipment	859,818	856,509
Interests in Associates	15,562	15,643
Other Financial Assets	1,129	1,129
Deferred Finance Charges	541	896
	877,050	874,177
Current Assets		
Inventories	2,906	2,870
Trade and other receivables	19,742	14,677
Other financial assets	731	690
Cash and cash equivalents	40,367	39,274
	63,746	57,511
Less:		
Current Liabilities		
Bank overdrafts (unsecured)	1,890	1,719
Trade and other payables	46,887	43,847
Current portion of interest-bearing loans and borrowings	149,488	143,713
Employee benefits	447	545
Provision for taxation	10,556	10,946
	209,268	200,770
Net Current Liabilities	(145,522)	(143,259)
Less:		
Non-Current Liabilities		
Other payables	10,224	9,355
Interest-bearing loans and borrowings	81,700	79,500
Employee benefits	13,335	14,878
Deferred taxation	30,277	23,387
	135,536	127,120
Net Assets	595,992	603,798
Capital and Reserves		
Share Capital	501,064	501,064
Reserves	94,928	102,734
	595,992	603,798

Cash flow statement

	RHR Group	
	Latest Period to 30.06.2002 S$'000	Previous Corresponding Period to 30.06.2001 S$'000
Cash flows from operating activities before taxation	28,593	27,955
Income taxes paid	(2,850)	(4,447)
Cash flows from operating activities	**25,743**	**23,508**
Investing Activities		
Purchase of property, plant and equipment	(2,612)	(6,314)
Proceeds from disposal of property, plant and equipment	17	88
Interest received	623	1,052
Dividend received	96	57
Cash flows from investing activities	**(1,876)**	**(5,117)**
Financing Activities		
Proceeds from bank loans	2,500	1,000
Repayment of bank loans	(2,614)	(19,511)
Dividends paid	(17,587)	(7,566)
Interest paid	(6,185)	(8,152)
Cash flows from financing activities	**(23,886)**	**(34,229)**
Net decrease in cash and cash equivalents	**(19)**	**(15,838)**
Cash and cash equivalents at beginning of the year	**37,555**	**56,092**
Effect of exchange rate changes on balances held in foreign currency	**941**	**1,218**
Cash and cash equivalents at end of the period	**38,477**	**41,472**

Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	895	2,076
Operating profit before income tax	8,209	11,268
Less income tax (Indicate basis of computation)	2,547	3,983
Operating profit after tax before deducting minority interests	5,662	7,285
Less minority interests [note 2]	0	242
Operating profit after tax attributable to members of the company	5,662	7,527
Operating profit after tax and extraordinary items attributable to members of the company	5,662	7,527
Earnings per ordinary share for the period based on operating profit after tax attributable to members of the company after deducting any provision for preference dividends:-		
(i) Based on weighted average number of ordinary shares in issue [note 3]	1.13 cents	1.50 cents

Explanatory Notes to Financial Statements:

[1] A further impairment loss on the Group's hotel property in Jakarta of $4,000,000 was included in operating expenses in arriving at the latest period's Group operating profit.

[2] The amount of $242,000 for the previous corresponding period relates to minority shareholders' share of loss. As the minority shareholders' share of loss is limited to their capital contributions, further share of loss incurred during the latest period was fully absorbed by the Group.

[3] The basic earnings per share is calculated based on the consolidated profit after taxation and minority interests but before extraordinary item of $5,662,000 (2001: $7,527,000) and the number of ordinary shares in issue of 501,063,912 shares (2001: 501,063,912 shares).

Announcement by Subsidiary, Republic Hotels & Resorts Limited – Half Year Financial Statement and Dividend Announcement

Republic Hotels & Resorts Limited ("RHR"), a subsidiary of Millennium & Copthorne Hotels plc which in turn is a subsidiary of City Developments Limited, has on 24 July 2002 released its unaudited Financial Statement and Dividend Announcement (the "Announcement") for the half year ended 30 June 2002.

For details, please refer to the Announcement posted by RHR on the website of Singapore Exchange Securities Trading Limited at www.sgx.com.sg.

Submitted by Enid Ling Peek Fong, Company Secretary on 25/07/2002 (DD/MM/YYYY) to the SGX

S$700,000,000 Medium Term Note Programme (the "Programme") - Series No. 016 For S$30,000,000 2.08% per annum Unsecured Fixed Rate Notes Due 2003

We refer to the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2003 (the "Series No. 016 Notes") of City Developments Limited issued pursuant to the Programme on 25 January 2002 and listed on the Singapore Exchange Securities Trading Limited. Pursuant to Rule 747 of the Listing Manual, we hereby announce that interest at the fixed rate of 2.08% per annum for the Series No. 016 Notes will be paid on 25 July 2002 in respect of the interest period from 25 January 2002 up to but excluding 25 July 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 24/07/2002 (DD/MM/YYYY) to the SGX

MASNET No. 94 OF 24.07.2002
Announcement No. 94

REPUBLIC HOTELS & RESORTS LIMITED

Half Year Financial Statement Announcement

Financial statements for the six months ended 30 June 2002.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
1.(a)	Turnover	122,214	116,920	4.5	7,952	23,776	(66.6)
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	57,043	55,692	2.4	3,663	4,319	(15.2)
1.(c)	Gross profit/loss	65,171	61,228	6.4	4,289	19,457	(78.0)
1.(d)	Investment income	96	60	60.0	0	14,450	(100.0)
1.(e)	Other income including interest income	581	776	(25.1)	133	158	(15.8)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items [1]	30,359	32,554	(6.7)	(3,324)	16,302	(120.4)
2.(b)(i)	Interest on borrowings	6,035	7,862	(23.2)	1,753	1,945	(9.9)
2.(b)(ii)	Depreciation and amortisation	17,010	15,500	9.7	661	1,255	(47.3)
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	-	0	0	-

		Group			Company		
		S$'000		%	S$'000		%
		Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, and exceptional items	7,314	9,192	(20.4)	(5,738)	13,102	(143.8)
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	895	2,076	(56.9)	0	0	-
2.(f)	Operating profit before income tax	8,209	11,268	(27.1)	(5,738)	13,102	(143.8)
2.(g)	Less income tax (Indicate basis of computation)	2,547	3,983	(36.1)	(555)	3,540	(115.7)
2.(g)(i)	Operating profit after tax before deducting minority interests	5,662	7,285	(22.3)	(5,183)	9,562	(154.2)
2.(g)(ii)	Less minority interests [2]	0	242	(100.0)	0	0	-
2.(h)	Operating profit after tax attributable to members of the company	5,662	7,527	(24.8)	(5,183)	9,562	(154.2)
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	-	0	0	-
2.(i)(ii)	Less minority interests	0	0	-	0	0	-
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	-	0	0	-

		Group			Company		
		S$'000		%	S$'000		%
		Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	-	0	0	-
2.(i)(v)	Transfer to Capital Reserve	0	0	-	0	0	-
2.(i)(vi)	Transfer to Reserve Fund	0	0	-	0	0	-
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	5,662	7,527	(24.8)	(5,183)	9,562	(154.2)

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	4.63%	6.23%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	0.95%	1.24%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:- (i) Based on weighted average number of ordinary shares in issue [3]	1.13 cents	1.50 cents
	(ii) On a fully diluted basis	NA	NA
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above) [4]		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	$1.19	$1.21

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	Group			Company		
	Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
	S$'000	S$'000	%	S$'000	S$'000	%
Cost of Sales	57,043	55,692	2.4	3,663	4,319	(15.2)
Administrative expenses	7,623	8,359	(8.8)	1,028	1,108	(7.2)
Other operating expenses	44,664	37,295	19.8	7,230	3,514	105.7

Explanatory Notes to Financial Statements:

[1] *A further impairment loss on the Group's hotel property in Jakarta of $4,000,000 was included in operating expenses in arriving at the latest period's Group operating profit.*
Allowance for doubtful receivables of $4,000,000 in respect of a loan to a subsidiary was included in the Company operating expenses in arriving at the latest period's Company operating loss.
- Please refer to item 2(a)

[2] *The amount of $242,000 for the previous corresponding period relates to minority shareholders' share of loss. As the minority shareholders' share of loss is limited to their capital contributions, further share of loss incurred during the latest period was fully absorbed by the Group.*
- Please refer to item 2(g)(ii)

[3] *The basic earnings per share is calculated based on the consolidated profit after taxation and minority interests but before extraordinary item of $5,662,000 (2001 : $7,527,000) and the number of ordinary shares in issue of 501,063,912 shares (2001 : 501,063,912 shares).*
- Please refer to item 3(c)(i)

[4] *Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares.*
- Please refer to item 3(c)(ii)

Item 4 is not applicable to interim results	Group			Company		
	S$'000		%	S$'000		%
	Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
4.(a) Sales reported for first half year						
4.(b) Operating profit [2(g)(i) above] reported for first half year						
4.(c) Sales reported for second half year						
4.(d) Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The taxation on the share of profit of the associated company amounted to $290,000 (2001 : $493,000) and has been included in the tax charge of the Group.

An overprovision for deferred tax liabilities amounting to $1.2 million was written back during the period, following the reduction in the Singapore statutory tax rate from 24.5% to 22%.

5.(b) Amount of any pre-acquisition profits

Nil

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
	$0.00

5.(d) Any other comments relating to Paragraph 5

There are no profits on sale of properties.

6. Segmental Results

	Group Turnover		Group profit/(loss) before interest expense and tax		Group profit/(loss) after interest expense and before tax	
	Latest period to 30.06.2002	Previous corresponding period to 30.06.2001	Latest period to 30.06.2002	Previous corresponding period to 30.06.2001	Latest period to 30.06.2002	Previous corresponding period to 30.06.2001
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Business Segment						
Hotel operations	119,691	114,411	13,417	18,047	7,382	10,185
Property	2,523	2,501	985	623	985	623
Investment	0	8	(156)	443	(156)	443
Other Operations	0	0	(2)	17	(2)	17
Total	122,214	116,920	14,244	19,130	8,209	11,268
By Geographical Location						
Singapore	58,006	59,845	3,547	7,594	1,736	5,614
Malaysia	1,771	2,308	(1,053)	(514)	(1,122)	(675)
Indonesia	2,501	1,478	(1,951)	(2,212)	(1,951)	(2,739)
Philippines	0	0	895	2,076	895	2,076
Korea	59,936	53,289	12,806	12,186	8,651	6,992
Total	122,214	116,920	14,244	19,130	8,209	11,268

	Assets Employed	
	As at 30.06.2002	As at 31.12.2001
	S$'000	S$'000
Business Segment		
Hotel operations	886,852	877,105
Property	53,060	53,577
Investment	865	986
Other Operations	19	20
Total	940,796	931,688
By Geographical Location		
Singapore	439,353	447,556
Malaysia	18,437	19,919
Indonesia	45,285	49,899
Philippines	15,562	15,643
Korea	422,159	398,671
Total	940,796	931,688

7.(a) Review of the performance of the company and its principal subsidiaries

Group revenue increased to $122.2 million, up 4.5% from $116.9 million due mainly to higher revenue contribution from Seoul Hilton. Net Group profit attributable to shareholders was $5.7 million, a decrease of 24.8% from $7.5 million. However, the net Group profit before making a provision for a further impairment loss of $4.0 million on the Group's hotel property in Jakarta, Indonesia and providing for expenses of $0.6 million relating to the voluntary unconditional cash offer by a related corporation as detailed in the Company's Circular to shareholders dated 15 July 2002, was $10.3 million, up 37.3% from $7.5 million due to higher revenues, improved operational efficiencies and lower financing charges.

Based on available industry statistics for the first five months of the year, visitor arrivals into Singapore dropped by 1.8% to 3.08 million as compared to the same period last year. Industry occupancy rate fell 3.7% to an average of 74.6% while room rate decreased by 5.1% to $128.9 as compared to the first 5 months of last year. In line with this, the Group's four Singapore hotels achieved combined lower revenues during the period under review as compared to the first six months of last year. However, this was mitigated by higher revenues from the Seoul Hilton resulting in an overall improvement in the Group's revenues as compared to the first six months of last year.

Millennium Hotel Sirih Jakarta reported smaller loss due mainly to lower financing charges, whilst Copthorne Orchid Hotel Penang was affected by the continued weak trading conditions.

The investment property subsidiary, King's Tanglin Shopping Pte Ltd recorded higher pre-tax profit mainly due to the property tax rebate received in the current period under review.

Difficult trading conditions in the Philippines affected the performance of The Heritage Hotel, Manila. The lower profit contribution to the Group was due not only to the lower operating result but also to lower gain in foreign exchange.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

Not Applicable

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial period and the date of this report which is likely to substantially affect the results of the operations of the Company or of the Group for the financial period in which this report is made.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

The economic outlook for the Asian region remains challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain generally fundamentally sound.

9. Dividend

(a) Any dividend for the present financial period? None

(b) Previous Corresponding Period

Name of Dividend	Interim (declared in August 2001)

Dividend Type	Cash
Dividend Rate	1.5 % per ordinary share less tax
Par value of shares	$1.00
Tax Rate	24.5%

(c) Total Annual Dividend (if applicable)

	Latest Year (2002)	Previous Year (2001)
Ordinary	0	23,262
Preference	0	0
Total:	0	23,262

(d) Date payable

NA

(e) Books closure date

NA

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

	The Group	
	As at 30.06.2002 S$'000	As at 31.12.2001 S$'000
Non-Current Assets		
Property, Plant and Equipment	859,818	856,509
Interests in Associates	15,562	15,643
Other Financial Assets	1,129	1,129
Deferred Finance Charges	541	896
	877,050	874,177
Current Assets		
Inventories	2,906	2,870
Trade and other receivables	19,742	14,677
Other financial assets	731	690
Cash and cash equivalents	40,367	39,274
	63,746	57,511
Less:		
Current Liabilities		
Bank overdrafts (unsecured)	1,890	1,719
Trade and other payables	46,887	43,847

Current portion of interest-bearing loans and borrowings	149,488	143,713
Employee benefits	447	545
Provision for taxation	10,556	10,946
	209,268	200,770
Net Current Liabilities	(145,522)	(143,259)
Less:		
Non-Current Liabilities		
Other payables	10,224	9,355
Interest-bearing loans and borrowings	81,700	79,500
Employee benefits	13,335	14,878
Deferred taxation	30,277	23,387
	135,536	127,120
Net Assets	595,992	603,798
Capital and Reserves		
Share Capital	501,064	501,064
Reserves	94,928	102,734
	595,992	603,798

10.(b) Cash flow statement

	The Group	
	Latest Period to 30.06.2002 S$'000	Previous Corresponding Period to 30.06.2001 S$'000
Cash flows from operating activities before taxation	28,593	27,955
Income taxes paid	(2,850)	(4,447)
Cash flows from operating activities	**25,743**	**23,508**
Investing Activities		
Purchase of property, plant and equipment	(2,612)	(6,314)
Proceeds from disposal of property, plant and equipment	17	88
Interest received	623	1,052
Dividend received	96	57
Cash flows from investing activities	**(1,876)**	**(5,117)**
Financing Activities		
Proceeds from bank loans	2,500	1,000

Repayment of bank loans	(2,614)	(19,511)
Dividends paid	(17,587)	(7,566)
Interest paid	(6,185)	(8,152)
Cash flows from financing activities	**(23,886)**	**(34,229)**
Net decrease in cash and cash equivalents	**(19)**	**(15,838)**
Cash and cash equivalents at beginning of the year	**37,555**	**56,092**
Effect of exchange rate changes on balances held in foreign currency	**941**	**1,218**
Cash and cash equivalents at end of the period	**38,477**	**41,472**

10.(c) Statement of changes in equity

	Share Capital	Share premium	Capital reserves	Foreign currency translation reserve	Unappropriated profit	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
The Group						
As at 1 January 2001	501,064	28,202	25,223	(26,836)	63,407	591,060
Exchange differences arising on translation of:						
- financial statements of foreign subsidiaries and associates	-	-	-	452	-	452
- intercompany balances	-	-	-	13,946	-	13,946
	-	-	-	14,398	-	14,398
Reduction in potential income tax liability arising from the assignment of fair market values to assets as a result of the reduction in tax rate	-	-	426	-	-	426
Net profit for the 1st half year	-	-	-	-	7,527	7,527
Dividends	-	-	-	-	(7,566)	(7,566)
As at 30 June 2001	501,064	28,202	25,649	(12,438)	63,368	605,845
As at 1 July 2001	501,064	28,202	25,649	(12,438)	63,368	605,845
Exchange differences arising on translation of:						
- financial statements of foreign subsidiaries and associates	-	-	-	(5,673)	-	(5,673)
- intercompany balances	-	-	-	(190)	-	(190)
	-	-	-	(5,863)	-	(5,863)
Net profit for the 2nd half year	-	-	-	-	9,491	9,491
Dividends	-	-	-	-	(5,675)	(5,675)
As at 31 December 2001	501,064	28,202	25,649	(18,301)	67,184	603,798

As at 1 January 2002	501,064	28,202	25,649	(18,301)	67,184	603,798
Exchange differences arising on translation of:						
- financial statements of foreign subsidiaries and associates	-	-	-	(7,057)	-	(7,057)
- intercompany balances	-	-	-	10,145	-	10,145
	-	-	-	3,088	-	3,088
Reduction in potential income tax liability arising from the assignment of fair market values to assets as a result of the reduction in tax rate	-	-	1,031	-	-	1,031
Net profit for the 1st half year	-	-	-	-	5,662	5,662
Dividends	-	-	-	-	(17,587)	(17,587)
As at 30 June 2002	501,064	28,202	26,680	(15,213)	55,259	595,992
Net gains/(losses) not recognised in the profit and loss account for the period ended:						
- 30 June 2001	-	-	426	14,398	-	14,824
- 30 June 2002	-	-	1,031	3,088	-	4,119

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

There was no material change in the financial positions as at 31 December 2001 and 30 June 2002. The impact of a further impairment loss on the Group's hotel property in Jakarta of $4 million was substantially offset by the net exchange gain arising from the translation of the foreign currency denominated assets.

11. Details of any changes in the company's issued share capital

During the period of six months ended 30 June 2002, there was no change in the company's issued share capital.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$149,488,000	$1,890,000	$141,399,000	$4,033,000

(b) Amount repayable after one year

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$0	$81,700,000	$0	$79,500,000

(c) Any other comments relating to Paragraph 12

NIL

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The half-year consolidated financial statements, which do not include the full disclosures of the type normally included in a complete set of financial statements, are to be read in conjunction with the last issued audited consolidated financial statements as at 31 December 2001.

Accounting policies and methods of computation used in the half-year consolidated financial statements are consistent with those applied in the financial statements for the year ended 31 December 2001, except as disclosed in note (a) below.

To comply with Singapore Statements of Accounting Standard (SAS) 30 – Interim Financial Reporting, issued by the Institute of Certified Public Accountants of Singapore, additional disclosures are included in notes (b) and (c) below.

(a) Adoption of New Accounting Standard

Since the end of the last financial year, the Group adopted SAS 12 (2001) – Income Taxes. The adoption of SAS 12 did not give rise to any adjustments to the opening balances of unappropriated profit of the prior and current periods or to changes in comparatives.

(b) Commitments

	The Group	
	As at 30.06.2002	As at 31.12.2001
	S$'000	S$'000
(i) Capital commitments contracted but not provided for in the financial statements amounted to approximately	4,198	1,461
(ii) Non-cancellable operating lease commitments payable		
- Within 1 year	315	341
- After 1 year but within 5 years	1,025	1,261
- After 5 years	-	-
	1,340	1,602

- The Company has an obligation with the relevant authorities in Malaysia to divest its present 100% interest in a subsidiary, Copthorne Orchid Penang Sdn. Bhd. by 49% to Malaysians within a period of 5 years from November 1989. The Company had, in March 2002, obtained an extension for this divestment to 30 June 2003. The contribution to the Group's results from this subsidiary will accordingly be reduced from the date of the divestment.

- Under the terms of a management agreement with a third party which will expire on 31 December 2003, a subsidiary, CDL Hotels (Korea) Ltd, has an obligation to pay an annual management fee, computed based on a certain percentage of the gross operating profit of the subsidiary. A management fee of KRW2.2 billion ($3.1 million) [30 June 2001 : KRW1.4 billion ($1.9 million)] was paid in respect of the current financial period.

(c) Significant Related Party Transactions

	The Group	
	Latest Period to 30.06.2002	Previous Corresponding Period to 30.06.2001
	S$'000	S$'000
(a) Pricing determined in the normal course of business:		
Rental received/receivable	147	148
Purchase of services	86	88
(b) Pricing determined on agreed terms:		
Management fee paid/payable	1,957	1,533
Provision of accounting, purchasing and marketing services	208	473

BY ORDER OF THE BOARD

BOEY MUI TIANG
COMPANY SECRETARY
24/07/2002

MASNET No. 78 OF 23.07.2002
Announcement No. 78

REPUBLIC HOTELS & RESORTS LIMITED

Notice Of Changes In Director's Interests

Name of director:	Kwek Leng Beng
Date of notice to company:	22/07/2002
Date of change of interest:	19/07/2002
Name of registered holder:	OCBC Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of voluntary unconditional cash offer by M&C Hotels Holdings Limited (the "Offer"). (Note: For the purposes of this notice, Kwek Leng Beng is regarded as having disposed of his interest in the shares as a result of having accepted the Offer, regardless of whether or not settlement and transfer of such shares have taken place.)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	428,800
% of issued share capital:	0.086
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.30
No. of shares held before the transaction:	428,800
% of issued share capital:	0.086
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	428,800
% of issued share capital:	0	0.086
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Boey Mui Tiang, Company Secretary on 23/07/2002 to the SGX

MASNET No. 77 OF 23.07.2002
.Announcement No. 77

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 19th and 22nd July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(19July) RHR SShdr(22July)

Submitted by Boey Mui Tiang, Company Secretary on 23/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 23 July 2002

Date of change of interest (including deemed interest) : 19 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 756,540 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	756,540	0.151	482,517,688	96.299	483,274,228	96.450	-	0.000	-	0.000	482,517,688	96.299	483,274,228	96.450
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	756,540	0.151	482,517,688	96.299	483,274,228	96.450	482,517,688	96.299	483,274,228	96.450	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	756,540	0.151	482,517,688	96.299	483,274,228	96.450	482,517,688	96.299	483,274,228	96.450	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL.	756,540	0.151	482,517,688	96.299	483,274,228	96.450	482,517,688	96.299	483,274,228	96.450	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	756,540	0.151	482,517,688	96.299	483,274,228	96.450	482,517,688	96.299	483,274,228	96.450	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	756,540	0.151	482,517,688	96.299	483,274,228	96.450	482,517,688	96.299	483,274,228	96.450	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 756,540 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 23 July 2002

Date of change of interest (including deemed interest) : 22 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 572,190 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	572,190	0.114	483,274,228	96.450	483,846,418	96.564	-	0.000	-	0.000	483,274,228	96.450	483,846,418	96.564
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	572,190	0.114	483,274,228	96.450	483,846,418	96.564	483,274,228	96.450	483,846,418	96.564	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	572,190	0.114	483,274,228	96.450	433,846,418	96.564	483,274,228	96.450	483,846,418	96.564	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	572,190	0.114	483,274,228	96.450	483,846,418	96.564	483,274,228	96.450	483,846,418	96.564	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	572,190	0.114	483,274,228	96.450	483,846,418	96.564	483,274,228	96.450	483,846,418	96.564	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	572,190	0.114	483,274,228	96.450	483,846,418	96.564	483,274,228	96.450	483,846,418	96.564	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 572,190 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.